UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.   )*

CTD HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

12642Q 10 1

(CUSIP Number)

Alison Newman

Fox Rothschild LLP

100 Park Avenue
New York, New York 10017

(212) 848-7997

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 21, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 8 pages)

*   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12642Q 10 1	13D	Page 2 of 8 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Novit, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)

3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 5,000,000
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 5,000,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 12642Q 10 1	13D	Page 3 of 8 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Novit U.S., Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)

3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 5,000,000
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 5,000,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%
14		TYPE OF REPORTING PERSON CO

CUSIP No. 12642Q 10 1	13D	Page 4 of 8 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Katarzyna Kusmierz
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)

3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 5,000,000
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 5,000,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 12642Q 10 1	13D	Page 5 of 8 Pages

Item 1.	Security and the Issuer.

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of CTD Holdings, Inc., a Florida corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 14120 NW 126th Terrace, Alachua, FL 32615.

Item 2.	Identity and Background.

(a)            This statement is being filed jointly by Novit, L.P., a Maryland limited partnership (“Novit”), Novit U.S., Inc., a Delaware corporation (“Novit US”) and Katarzyna Kusmierz (“Kusmierz”) a citizen of the United States (Kusmierz, Novit and Novit US, collectively, the “Reporting Persons”). Novit US is the general partner of Novit. Kusmierz is the trustee of the NAP Trust, which owns all of the outstanding partnership interests in Novit. The sole director of Novit US is F. Patrick Ostronic, and the sole executive officer of Novit US is Kusmierz, its President.

(b)            The address for each of the Reporting Persons and each other person identified in Item 2(a) above is 966 Hungerford Drive, Rockville, Maryland 20850.

(c)            Novit US is the general partner of Novit, which is an investment holding company. Kusmierz is the President of US Pharmacia International, Inc. located at 966 Hungerford Drive, Rockville, Maryland 20850. Mr. Ostronic is an officer of US Pharmacia International, Inc. and the Chief Financial Officer of The USP Group, located at 966 Hungerford Drive, Rockville, Maryland 20850.

(d)(e)       None of the Reporting Persons or any other person identified in Item 2(a) above, have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

(f)            Novit is a Maryland limited partnership; Novit US is a Delaware corporation; and Kusmierz and each other person identified in Item 2(a) above is a citizen of the United States of America.

Item 3.	Source or Amount of Funds or Other Consideration.

On April 9, 2014, Novit entered into a Securities Purchase and Collaboration Agreement with the Issuer (the “April Purchase Agreement”) pursuant to which Novit purchased 4,000,000 shares of Common Stock from the Issuer in a private placement for an aggregate purchase price of $1,000,000. On July 21, 2014, Novit and other “Purchasers” entered into a Securities Purchase Agreement with the Issuer (the “July Purchase Agreement”) pursuant to which Novit purchased from the Issuer in a private placement an additional 1,000,000 shares of Common Stock for an aggregate purchase price of $1,000,000. All such shares of Common Stock were purchased by Novit with its working capital.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the securities of the Issuer for investment purposes. In addition, pursuant to the April Purchase Agreement, F. Patrick Ostronic was appointed to the Issuer’s Board of Directors. The Reporting Persons may from time to time review and consider various alternative courses of action for maximizing the value of their investment. Such alternatives may include, among other things, the acquisition of additional shares of capital stock of the Issuer on the open market, through privately negotiated transactions with the Issuer or third parties, by a tender or exchange offer or otherwise; or the sale of all or part of the Reporting Person’s investment on the open market or in privately negotiated transactions. In pursuing such alternatives, the Reporting Persons may engage in discussions with the Issuer, other stockholders of the Issuer, and the Reporting Person’s advisors, concerning the business, operations and future plans of the Issuer, and strategic alternatives for maximizing stockholder value. In addition, the Reporting Person’s actions will be subject to prevailing conditions from time to time, including, without limitation, the price and availability of shares, future evaluations by the Reporting Persons of the business and prospects of the Issuer, regulatory requirements, other investment opportunities available to the Reporting Persons and general stock market and economic conditions.

CUSIP No. 12642Q 10 1	13D	Page 6 of 8 Pages

Other than set forth above, the Reporting Persons and each other person identified in Item 2(a) above do not have any other present plans or proposals that relate to or would result in any of the matters enumerated in paragraphs (a) through (j), inclusive, of item 4 of Schedule 13D, but reserve the right, based on all relevant factors and subject to applicable law, at any time and from time to time to review or reconsider their position, change their position, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing.

Item 5.	Interest in Securities of the Issuer.

(a)            As of the date of this filing:

Novit owns directly 5,000,000 shares of Common Stock. Based on 54,287,355 shares of Common Stock issued and outstanding as of July 21, 2014 (based on 52,562,355 shares disclosed by the Issuer as outstanding in the July Purchase Agreement, plus the 1,725,000 shares of Common Stock issued thereunder), the 5,000,000 shares of Common Stock owned by Novit constitute 9.2% of the outstanding shares of Common Stock. Each of Novit US and Kusmierz may be deemed to own the 5,000,000 shares of Common Stock owned by Novit.

(b)            Sole power to vote or to direct the vote:            0

Shared power to vote or to direct the vote:

Novit, Novit US and Kusmierz share the power to vote or direct the vote of the 5,000,000 shares of Common Stock owned by Novit.

Sole power to dispose of or to direct the disposition:            0

Shared power to dispose of or to direct the disposition:

Novit, Novit US and Kusmierz share the power to dispose of or direct the disposition of the 5,000,000 shares of Common Stock owned by Novit.

(c)            The information provided in Item 3 is hereby incorporated by reference. There have been no other transactions by the Reporting Persons in the shares of Common Stock during the past 60 days.

(d)            Janusz Napiorkowski is the beneficiary of the NAP Trust which indirectly owns 100% of the partnership interests of Novit, and in such capacity, together with such trust, has the right to receive dividends from, and proceeds from the sale of, the shares of Common Stock owned by Novit.

(e)            Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

 None.

Item 7.	Material to be filed as Exhibits.

The following document is filed as an exhibit to this Schedule 13D:

Exhibit No.	Description
1	Securities Purchase and Collaboration Agreement by and among the Issuer and Novit, dated as of April 9, 2014, incorporated by reference to Exhibit 10.1 of the Issuer’s current report on Form 8-K filed with the Securities and Exchange Commission on April 15, 2014.

CUSIP No. 12642Q 10 1	13D	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 11, 2014	NOVIT, L.P.
By: Novit U.S., Inc., its General Partner

	By:	/s/ F. Patrick Ostronic
	Name: Title:	F. Patrick Ostronic Vice President

Dated: August 11, 2014	NOVIT U.S., INC.

	By:	/s/ F. Patrick Ostronic
	Name: Title:	F. Patrick Ostronic Vice President

Dated: August 11, 2014	/s/ Katarzyna Kusmierz
Katarzyna Kusmierz

CUSIP No. 12642Q 10 1	13D	Page 8 of 8 Pages

JOINT FILING AGREEMENT

The undersigned hereby consent to the joint filing by any of them of a Statement on Schedule 13D and any amendments thereto, whether heretofore or hereafter filed, relating to the securities of CTD Holdings, Inc. and hereby affirm that this Schedule 13D is being filed on behalf of each of the undersigned.

Dated: August 11, 2014	NOVIT, L.P.
By: Novit U.S., Inc., its General Partner

	By:	/s/ F. Patrick Ostronic
	Name: Title:	F. Patrick Ostronic Vice President

Dated: August 11, 2014	NOVIT U.S., INC.

	By:	/s/ F. Patrick Ostronic
	Name: Title:	F. Patrick Ostronic Vice President

Dated: August 11, 2014	/s/ Katarzyna Kusmierz
Katarzyna Kusmierz